Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Auxilium Pharmaceuticals, Inc.

SEC File No.:  000-50855

Date: October 29, 2014

[Email announcement to employees]

To:	Auxilium Employees

From:	Adrian Adams

Date:	October 29, 2014

Subject:	Endo Integration Planning Update

Dear colleagues, as part of our efforts to continue to be open and transparent in our communications, I wanted to take a few moments to provide you with the latest update on our preparations for the planned Endo acquisition of Auxilium.

Last week, I was joined by a small team of Auxilium colleagues — members of the Executive Leadership Team along with select functional / department heads — at the Endo-Auxilium Integration Planning Kick-Off meeting. This gathering was held at Endo’s offices and was a formal and, we believe, quite productive start to our integration planning.

This team was convened to develop and, after the expected close of the planned transaction, execute an integration plan that, it is believed, will enable us to achieve key value drivers and realize the vision for this transaction, namely:

•                  Strategically expanding the portfolio of differentiated branded products and innovative R&D programs

•                  Identifying and retaining top talent from both organizations to fuel the next stage of growth

•                  Driving significant value creation

We will be meeting regularly to discuss integration plans so that, upon the closing, expected in the first half of 2015, we can move quickly and efficiently, ensuring a smooth, seamless transition. We expect to provide you with ongoing updates regarding our progress and anticipated timelines.

As always, please do not hesitate to contact me — or, your manager or Human Resources — if you have questions or feedback. We appreciate your continued interest, engagement and dedication to Auxilium.

With Best Wishes,

ADRIAN Adams

Chief Executive Officer and President

Auxilium Pharmaceuticals, Inc.

P:  (484) 321 5901 (Direct)

P:  (484) 321 5996 (Fax)

P:  (610) 724 3974 (Cell)

aadams@auxilium.com